October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel
Terry French
Claire DeLabar
Celeste M. Murphy
Brandon Hill

Re:	Zayo Group Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Submitted October 6, 2014
File No. 333-197215

Ladies and Gentlemen:

Set forth below are the responses of Zayo Group Holdings, Inc. (“we”, “us”, “our” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 30, 2014, with respect to the Registration Statement on Form S-1, File No. 333-197215, filed with the Commission on July 2, 2014 and amended by Amendment No. 1 on August 12, 2014 and Amendment No. 2 on September 25, 2014 (as amended, the “Registration Statement”). We are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, each of your comments is set forth in bold text below, followed by the corresponding response in plain text. The headings and numbered paragraphs below correspond to the headings and numbered comments in your letter.

Financial statements

Statements of Operations, page F-5

1.    We note on page 50 that selling, general and administrative expenses include network operating expenses and all compensation and benefits, which appear to be a

United States Securities and Exchange Commission

October 6, 2014

cost of generating revenue. Please revise your consolidated statement of operations presentation to exclude all costs that are attributed to generating revenue from the selling, general and administrative expense line item. Also revise your MD&A presentation accordingly.

We have revised our consolidated statement of operations presentation to exclude all costs that are attributed to generating revenue from the selling, general and administrative expense line item for all historical periods presented. We have also revised our MD&A presentation to be consistent with the revised consolidated statement of operations presentation.

The Company has historically included certain network related expenses associated with the operations, support and maintenance of its network assets and technical facilities, including compensation and related benefits and stock-based compensation expense associated with personnel involved in these activities, within the line item “Selling, general and administrative expense” in its consolidated statement of operations. The Company has changed its presentation of these network related expenses to be included in operating costs in its consolidated statement of operations to differentiate costs attributed to generating revenue from selling, general and administrative expense.

Below is a description of the expense items that were reclassified:

1.    The portion of compensation and benefits expenses relating to the departments attributed to generating revenue, including the non-capitalized portion of our: outside plant, inside plant, field operations and network operations center departments.

2.    The entire network operations expense.

3.    A portion of other expenses including the direct non-payroll expenses associated with the departments attributed to generating revenue, office rent for the associated departments, property tax, franchise fees and maintenance expense on colocation facilities.

4.    Stock-based compensation expense associated with awards to employees in the departments attributed to generating revenue.

Following the reclassifications described above, the remaining expenses in sales, general and administrative expenses are limited to the following.

1.    The portion of compensation and benefits expenses related to the sales and administrative departments including: sales, product (marketing), finance, accounting, information technology, human resources, legal and other corporate departments.

United States Securities and Exchange Commission

October 6, 2014

2.    The portion of other expenses remaining include: the direct non-payroll expenses associated with the sales and administrative departments, office rent for the associated departments, professional fees and information technology costs.

3.    Stock-based compensation expense associated with awards to employees in the sales and administrative departments.

Note 19 – Subsequent events, page F-55

2.    We note on page 105 that Mr. Caruso will receive a one-time grant of restricted stock units in an amount equal to $2,750,000 divided by the offering price. Please revise to include disclosure of this agreement or tell us why you believe this subsequent event is not material.

We have revised the disclosure on page 105 of Amendment No. 3 to clarify that the anticipated one-time grant of restricted stock units to Mr. Caruso is contingent upon the completion of the initial public offering of our common stock and that, assuming completion of the offering, such grant would not be effective until November 1, 2014. We have incorporated disclosure of this modification to executive compensation in the subsequent event footnote on page F-56 of Amendment No. 3 and have included the amendment to Mr. Caruso’s employment agreement as an exhibit to Amendment No. 3.

If you have any questions regarding the above, please do not hesitate to call me at (303) 381-4664 or Robyn Zolman at (303) 298-5740.

Sincerely yours,

/s/ Scott E. Beer
Scott E. Beer

Cc:	Ken desGarennes, Zayo Group Holdings, Inc. Robyn E. Zolman, Gibson, Dunn & Crutcher LLP James S. Scott, Sr., Shearman & Sterling LLP